SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 27 July, 2018

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	BP to buy world-class oil and gas assets from BHP dated 27 July 2018

Exhibit 1.1

press release

26 July 2018, 11.20pm

BP transforms its US onshore oil and gas business, acquiring world-class unconventional assets from BHP

Acquisition accretive to earnings and cash flow,
delivered within existing financial frame

Company increases dividend for first time in 15 quarters

●  Upgrades and repositions BP's US onshore business
   - Brings advantaged oil and gas assets in world-class basins
   - Adds 190,000 boe/d production and 4.6 billion boe discovered resources
   - Boosts liquids share of BP's US onshore production and resources
   - Offers growth into the next decade

●  Creates significant value
   - Accretive to earnings and cash flow on a per share basis
   - Increases Upstream free cash flow target by $1 billion to $14-15 billion in 2021
   - Generates estimated pre-tax synergies of over $350 million a year

●  Fully accommodated within existing financial frame
   - Total cash consideration of $10.5 billion - 50% on completion, 50% deferred over six months
   - Up to $5-6 billion of additional divestments planned to fund share buybacks of up to $5-6 billion over time
   - Unchanged financial frame of $15-17 billion annual organic capital expenditure to 2021,and gearing of 20-30%

●  Strong free cashflow outlook supports dividend rise for second quarter 2018
   - 2.5% rise to 10.25c per ordinary share is first dividend increase since third quarter 2014

In a move that will upgrade and materially reposition its US onshore oil and gas business, BP has agreed to acquire a portfolio of world-class unconventional oil and gas assets from BHP. The acquisition will bring BP extensive oil and gas production and resources in the liquids-rich regions of the Permian and Eagle Ford basins in Texas and in the Haynesville gas basin in Texas and Louisiana.

Under the terms of the agreement, BP America Production Company will acquire from BHP Billiton Petroleum (North America) Inc. 100% of the issued share capital of Petrohawk Energy Corporation - the wholly-owned subsidiary of BHP which holds the assets - for a total consideration of $10.5 billion, subject to customary adjustments.

On completion, $5.25 billion, as adjusted, will be paid in cash from existing resources. $5.25 billion will be deferred and payable in cash in six equal instalments over six months from the date of completion. BP intends to finance this deferred consideration through equity issued over the duration of the instalments. Subject to regulatory approvals, the transaction is anticipated to complete by the end of October 2018.

Bob Dudley, BP group chief executive, said:
"This is a transformational acquisition for our Lower 48 business, a major step in delivering our Upstream strategy and a world-class addition to BP's distinctive portfolio. Given our confidence in BP's future - further bolstered by additional earnings and cash flow from this deal - we are increasing the dividend, reflecting our long-standing commitment to growing distributions to shareholders."

Accretive acquisition, disciplined value growth
After integration of the acquisition with BP's existing US onshore business, the transaction will be accretive to BP's earnings and cash flow on a per share basis. BP expects the acquisition to be fully accommodated within its current financial frame, with organic capital expenditure in a range of $15-17 billion a year out to 2021 and gearing maintained within a 20-30% range.

Following completion of the acquisition, BP intends to make new divestments of $5-6 billion, predominantly from the Upstream segment. The proceeds are intended to fund a share buyback programme of up to $5-6 billion over time. The divestments will be in addition to BP's ongoing programme of around $2-3 billion divestments a year.

Brian Gilvary, BP chief financial officer, said:
"The financial repositioning we have delivered in recent years and the confidence we have in our outlook for free cash flow allow us to take this extremely attractive opportunity now without any adjustment to our financial frame. This is fully consistent with our commitment to financial discipline and creating value for shareholders.  With our planned additional divestments and buybacks, we expect to deliver this major step forward for a net investment of around $5 billion."

Liquids-rich assets with synergies
BP has agreed to acquire assets with 470,000 net acres of licences, including a new position for BP in the liquids-rich Permian-Delaware basin, and two premium positions in the Eagle Ford and Haynesville basins. The assets have combined current production of 190,000 barrels of oil equivalent per day (boe/d), about 45% of which is liquid hydrocarbons, and 4.6 billion barrels of oil equivalent (boe) resources.

Bernard Looney, BP's Upstream chief executive, said:
"This is a major upgrade for one of BP's key Upstream regions, giving us some of the best acreage in some of the best basins in the onshore US. I believe our dynamic, highly-efficient team will be able to unlock the full potential of these assets. This will increase our target for free cash flow from the Upstream by $1 billion, to $14-15 billion in 2021, and provide opportunities for continuing growth well into the next decade."

The acquisition will significantly increase the liquid hydrocarbon proportion of BP's production and resources in the US onshore, to around 27% of production and 29% of resources from the current 14% and 17% respectively.

BP's existing US onshore oil and gas business currently produces around 315,000 boe/d from operations across seven oil and gas basins in five states with resources of 8.1 billion boe. Since BP established it as a separate business organization with new management four years ago, it has grown production and improved capital efficiency, with unit production costs reduced by 34% since 2013.

The combined business will continue to be led by David Lawler, CEO of BP's existing US onshore business. BP estimates that post-integration it will deliver more than $350 million of annual pre-tax synergies through sustainable cost reductions and commercial and trading opportunities unique to BP.

Growing distributions for shareholders
BP has today announced a second quarter 2018 dividend of 10.25 cents per ordinary share, an increase of 2.5%. This dividend is expected to be paid on 21 September 2018 to ordinary shareholders and American Depositary Share (ADS) holders on the register on 10 August 2018. Holders of ADSs are expected to receive $0.615 per ADS (less applicable fees). A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs.

Notes:

●  The main assets included in this acquisition are:
   - Permian: 83,000 acres with c 3,400 gross drilling locations in the liquids-rich Delaware sub-basin of the Permian in West Texas. Multiple zones provide a deep and highly-economic inventory for future drilling and significant opportunities for application of BP's industry-leading drilling techniques. Current production, c.40,000 boe/d, c.70% liquids.
   - Eagle Ford: 194,000 acres with 1,400 gross drilling locations in both the liquids-rich Karnes Trough and Eagle Ford wet gas window in South Texas. These present further opportunities for application of leading drilling techniques. There are significant opportunities for cost reduction through synergies with existing BP operations. Current production, c.90,000 boe/d, c.70% liquids.
   - Haynesville: 194,000 acres with 720 gross drilling locations in East Texas and Louisiana. The additions will double BP's existing Haynesville production, more than triple its acreage position and provides opportunity to capture economies of scale. Current production, c.60,000 boe/d, all gas.

●  BP's total production in the US today is approximately 744,000 boe/d - c.315,000 boe/d from the US onshore business, c.320,000 boe/d from the Gulf of Mexico, and c.109,000 boe/d from Alaska. Following completion of this transaction and the sale of BP's interest in the Greater Kuparuk Area in Alaska, which is also expected to complete in 2018, BP's US production is expected to be approximately 885,000 boe/d.

●  This announcement contains inside information.
●  Dividend: the corresponding amount in sterling of the 10.25 cents per ordinary share quarterly dividend announced above is due to be announced on 11 September 2018, calculated based on the average of the market exchange rates for the four dealing days commencing on 5 September 2018.  Details of the second quarter dividend and timetable are available at bp.com/dividends and details of the scrip dividend programme are available at bp.com/scrip.
●  This transaction constitutes a Class 2 transaction for BP under the UK Listing Rules.
●  The value of the gross assets that are the subject of this transaction as at 31 December 2017 was approximately $13.9 billion and in the year ended 30 June 2017, the assets generated a pre-tax loss of approximately $0.8 billion.
●  Subject to completion, the effective date of the transaction is 1 July 2018.
●  Morgan Stanley, Robey Warshaw and UBS Limited are acting as financial advisers to BP.

Further information:
BP press office London: +44 (0)20 7496 4076, bppress@bp.com
BP US Media Affairs: +1 (281) 366-4463, uspress@bp.com

Cautionary statement:
This release contains certain forward-looking statements, including statements regarding the expected timing of the transaction described, the amount and timing of the consideration and how it will be funded; plans and estimates of growth options and synergies; plans and expectations regarding production and resources and their growth and growth in free cash flow; plans and expectations regarding accommodating the transaction within the existing financial frame, including in relation to organic capital expenditure and gearing within a 20-30% band; expectation that the transaction will be accretive to earnings and cash flow on a per share basis; plans and expectations regarding further divestments and share buybacks funded by divestments.  Forward-looking statements involve risks and uncertainties because they depend on circumstances that will or may occur in the future and are outside the control of BP.  Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the actions of regulators and the timing of the receipt of governmental and regulatory approvals, the timing of bringing new fields onstream, future levels of industry product supply, demand and pricing, OPEC quota restrictions, operational problems, general economic conditions, political stability and economic growth in relevant areas of the world, changes in laws and governmental regulations, regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought, exchange rate fluctuations, development and use of new technology, the success or otherwise of partnering, the actions of competitors, trading partners, creditors, rating agencies and others, natural disasters and adverse weather conditions, changes in public expectations and other changes to business conditions, wars and acts of terrorism or sabotage, and other factors discussed in the "Cautionary Statement" in BP's Annual Report and Form 20-F 2017 as filed with the United States Securities and Exchange Commission.
This document contains references to non-proved resources and production outlooks based on non-proved resources that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosures in our Form 20-F. This form is available on our website at www.bp.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or by logging on to their website at www.sec.gov

David Nicholas
Head of Group Press Office
BP p.l.c.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 27 July 2018
/s/ D. J. JACKSON
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D. J. JACKSON
Company Secretary